UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

CONSTELLATION OIL SERVICES HOLDING S.A. (Issuer)

Star International Drilling Limited

Constellation Overseas Ltd. (in provisional liquidation)

Alpha Star Equities Ltd. (in provisional liquidation)

Gold Star Equities Ltd. (in provisional liquidation)

Hopelake Services Ltd.

Lone Star Offshore Ltd. (in provisional liquidation)

Snover International Inc. (in provisional liquidation)

Amaralina Star Holdco 1 Ltd

Brava Star Holdco 1 Ltd

Laguna Star Holdco 1 Ltd

(Guarantors)

(Names of Applicants)

8-10, Avenue de la Gare L-1610 Luxembourg Grand Duchy of Luxembourg RCS number: B163424 (Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
10.00% PIK / Cash Senior Secured Notes due 2024	Up to $650,000,000 (plus the amount of any additional such notes issued as payment-in-kind interest thereon)
10.00% PIK / Cash Senior Secured Third Lien Notes due 2024	Up to $40,000,000 (plus the amount of any additional such notes issued as payment-in-kind interest thereon)
10.00% PIK / Cash Senior Secured Fourth Lien Notes due 2024	Up to $60,000,000 (plus the amount of any additional such notes issued as payment-in-kind interest thereon)
6.25% PIK Senior Notes due 2030	Up to $110,000,000 (plus the amount of any additional such notes issued as payment-in-kind interest thereon)

Approximate date of proposed offering:
As promptly as practicable after the Order is issued by the Bankruptcy Court (each as defined herein)

Name and address of agent for service:	With a copy to:
Cogency Global Inc. 122 East 42nd Street, 18th Floor, New York, NY 10168	Daniel Nam White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200

Constellation Oil Services Holding S.A. (“Constellation Oil”) hereby amends this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after filing a further amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of Constellation Oil.

EXPLANATORY NOTE

This Amendment to Form T-3 (this “Amendment”) is being filed on behalf of Constellation Oil and its subsidiaries expected to be guarantors of (i) the dollar-denominated, New York law-governed 10.00% PIK / Cash Senior Secured Notes due 2024 (the “Senior Secured Notes”), comprised of 10.00% PIK / Cash Senior Secured First Lien Tranche due 2024, 10.00% PIK / Cash Senior Secured Second Lien Tranche due 2024 and 10.00% PIK / Cash Senior Secured Third Lien Tranche due 2024, to be issued pursuant to an indenture (the “Senior Secured Notes Indenture”), (ii) the dollar-denominated, New York law-governed 10.00% PIK / Cash Senior Secured Third Lien Notes due 2024 (the “Senior Secured Stub Notes”), to be issued pursuant to an indenture (the “Senior Secured Stub Notes Indenture”), (iii) the dollar-denominated, New York law-governed 10.00% PIK / Cash Senior Secured Fourth Lien Notes due 2024 (the “Junior Secured Notes”), to be issued pursuant to an indenture (the “Junior Secured Notes Indenture”) and (iv) the dollar-denominated, New York law-governed 6.25% PIK Senior Notes due 2030 (the “Unsecured Notes” and, collectively with the Senior Secured Notes, Senior Secured Stub Notes and Junior Secured Notes, the “Notes”), to be issued pursuant to an indenture (the “Unsecured Notes Indenture”, and collectively with the Senior Secured Notes Indenture, the Senior Secured Stub Notes Indenture and the Junior Secured Notes Indenture, the “Indentures” and each, an “Indenture”). This Amendment is being filed solely (i) to update the principal amount of each series of Notes that will be issued, (ii) to provide that Arazi S.à r.l. and Lancaster Projects Corp. will not guarantee any series of Notes, and therefore all references in the Indentures to such entities as guarantors is deleted and (iii) to provide, pursuant to the Act, attested signatures to the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Brazil on December 4, 2019.

CONSTELLATION OIL SERVICES HOLDING S.A.

Attest:	/s/ Rafael Roberti	By:	/s/ Camilo McAllister
Name:	Rafael Roberti	Name:	Camilo McAllister
		Title:	Chief Financial Officer

Attest:	/s/ Raphael Lomeu	By:	/s/ Fabíola Goulart
Name:	Raphael Lomeu	Name	Fabíola Goulart
		Title:	Head of Finance

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the Cayman Islands on December 4, 2019.

CONSTELLATION OVERSEAS LTD. (IN
PROVISIONAL LIQUIDATION)

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director

LONE STAR OFFSHORE LTD. (IN PROVISIONAL
LIQUIDATION)

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director

GOLD STAR EQUITIES LTD. (IN PROVISIONAL
LIQUIDATION)

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director

SNOVER INTERNATIONAL INC. (IN PROVISIONAL
LIQUIDATION)

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director

STAR INTERNATIONAL DRILLING LIMITED

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director

ALPHA STAR EQUITIES LTD. (IN PROVISIONAL
LIQUIDATION)

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director

HOPELAKE SERVICES LTD.

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director

AMARALINA STAR HOLDCO 1 LTD

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director

LAGUNA STAR HOLDCO 1 LTD

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director

BRAVA STAR HOLDCO 1 LTD

Attest:	/s/ Nicola Cowan	By:	/s/ Michael Pearson
Name:	Nicola Cowan	Name:	Michael Pearson
		Title:	Director